SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                            Amendment No. 5
                                  to

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        Lone Star Industries, Inc.
                             (Name of Issuer)

                       Common Stock, $1.00 par value
                      (Title of Class of Securities)


                                542290408
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)
                              November 13, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /__/

Check the following box if a fee is being paid with this statement: /__/


                            Page 1 of 14 pages

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 2 of 14 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN & CO., L.P.                   13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            777,095 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              777,095 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     777,095 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 3 of 14 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN FOCUS FUND L.P.               13-3746015

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            83,473 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              83,473 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     83,473 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .7% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 4 of 14 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           BRITISH VIRGIN ISLANDS

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            128,013 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              128,013 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     128,013 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 5 of 14 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS L.P.                 13-3544838

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            860,568 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              860,568 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     860,568 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 6 of 14 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS INC.                 13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            988,581 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              988,581 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     988,581 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO

                               SCHEDULE 13D
CUSIP No.  542290408                          Page 7 of 14 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            988,581 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              988,581 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     988,581 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN

                 Amendment No. 5 to Schedule 13D

     This statement amends the Schedule 13D, dated September 26,
1994, as amended by Amendment No. 1 dated October 31, 1994,
Amendment No. 2 dated January 6, 1995, Amendment No. 3 dated
April 4, 1995 and Amendment No. 4 dated June 9, 1995 (the
"Schedule 13D"), filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.")
and Mark Dickstein with respect to the Common Stock, $1.00 par value (the "Common Stock"), of Lone Star Industries, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 5, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the
Schedule 13D.

I.        Items 5(a) and 5(c) of the Schedule 13D, "Interest in
Securities of the Issuer", are amended and restated as follows:

     "(a) The Reporting Persons beneficially own an aggregate of 988,581 shares of Common Stock, representing approximately
8.2% of the shares of Common Stock.  Dickstein & Co.
beneficially owns 777,095 of such shares of Common Stock (approximately 6.4% of the shares outstanding); Dickstein Focus beneficially owns 83,473 of such shares of Common Stock (approximately .7% of the shares outstanding); and Dickstein International beneficially owns 128,013 of such shares of Common Stock (approximately 1.1% of the shares outstanding). Upon resolution of all of the Company's pre-petition claims, the Reporting Persons may be entitled to receive additional shares of Common Stock pursuant to the Plan of Reorganization."1/

     "(c)  On November 13, 1995, Dickstein & Co., Dickstein
International and Dickstein Focus sold 250,000, 300,000 and 50,000 shares of Common Stock, respectively, to the Company, at a price per share of $23.528, in a privately negotiated transaction. Except as set in the previous sentence, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

1/       Percentages are based upon 12,073,101 shares of Common
         Stock outstanding as of November 3, 1995 as set forth in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1995.

II.      Item 6 of the Schedule 13D, "Contracts, Arrangements,
Understandings or Relationships with Respect to Securities of the Issuer", is amended by adding the following:

         "On November 13, 1995, the Company and Dickstein & Co., Dickstein International and Dickstein Focus entered into an agreement with respect to the sale of certain shares of Common Stock to the Company. See Item 5(c). A copy of the agreement is annexed as Exhibit 2 and incorporated in this Item by reference."

III. Item 7 of the Schedule 13D, "Exhibits", is amended by adding the following Exhibit.

Exhibit 2         Agreement, dated November 13, 1995, between
                  Lone Star Industries, Inc. and Dickstein &
                  Co., L.P. Dickstein International Limited and
                  Dickstein Focus Fund L.P.

                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  November 14, 1995


                         DICKSTEIN & CO., L.P.

                         By:  Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein & Co., L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN INTERNATIONAL LIMITED

                         By:  Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the agent of
                         Dickstein International Limited

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN FOCUS FUND L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein Focus Fund
                         L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         /s/Mark Dickstein
                         Name:   Mark Dickstein